UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13G


                  (Under the Securities Exchange Act of 1934
                       (Amendment No.       9      )*

                            Berry Petroleum Company
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    085789105
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       Page 1 of 4 pages

CUSIP No.  085789105                       Page  2   of   4   Pages

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William F. Berry          ###-##-####


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

        N/A                                     (a)
                                                (b)

3.      SEC USE ONLY



4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


   NUMBER OF        5.      SOLE VOTING POWER
    SHARES                    1,711,251
 BENEFICIALLY       6.      SHARED VOTING POWER
   OWNED BY                   Not Applicable
     EACH           7.      SOLE DISPOSITIVE POWER
   REPORTING                  1,711,251
  PERSON WITH       8.      SHARED DISPOSITIVE POWER
                              Not Applicable


9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,711,251

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

        Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.1%

12.     TYPE OF REPORTING PERSON *

        IN - Individual





             *SEE INSTRUCTION BEFORE FILLING OUT!


                        Page 2 of 4 pages

Item 1(a).  Name of Issuer:

            Berry Petroleum Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            28700 Hovey Hills Road
            P.O. Bin X
            Taft, CA  93268

Item 2(a).  Name of Person Filing:

            William F. Berry

Item 2(b).  Address of Principal Business Office or, if none, residence:

            28700 Hovey Hills Road
            P.O. Bin X
            Taft, CA  93268

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e).  CUSIP Number:

            085789105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership:

            (a)     Amount Beneficially Owned:

                    1,711,251 shares

            (b)     Percent of Class:

                    8.1%

                               Page 3 of 4 pages

            (c)     Number of shares as to which such person has:

            (  i)   Sole power to vote or direct the vote     1,711,251
            ( ii)     Shared power to vote or direct the vote        -
            (iii)     Sole power to dispose or direct the
                        disposition of                        1,711,251
            ( iv)     Shared power to dispose or direct the
                        disposition of                               -

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Date  January 21, 1997



                                     /s/ William F. Berry
                                         William F. Berry

                                Page 4 of 4 pages